Exhibit 99.6

Q1 2010

ALGONQUIN POWER & UTILITIES CORP.

CONSOLIDATED FINANCIAL STATEMENTS &

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Algonquin Power & Utilities Corp.

Interim Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)

	March 31, 2010	December 31, 2009

ASSETS
Current assets:

Cash	$755	$2,796
Short term investments	—	40,010
Accounts receivable	25,819	20,484
Prepaid expenses	3,953	4,674
Income tax receivable	350	1,143
Current portion of future tax asset	14,900	14,566
Current portion of notes receivable	528	521

	46,305	84,194

Long-term investments and notes receivable	23,182	24,029
Future non-current income tax asset	61,149	61,219
Property, plant and equipment (note 3)	744,855	749,350
Intangible assets (note 3)	82,389	85,929
Restricted cash	4,105	4,316
Deferred financing costs	150	200
Other assets	4,034	4,176

	$966,169	$1,013,413

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable and accrued liabilities	$36,679	$33,219
Dividends payable	5,593	1,857
Current portion of long-term liabilities (note 4)	95,039	3,360
Current portion of other long-term liabilities	1,053	1,025
Current portion of derivative liabilities (notes 3 and 11)	6,298	5,775
Current income tax liability	78	5
Current portion of deferred credits	11,600	10,500
Future income tax liability	746	913

	157,086	56,654

Long-term liabilities	145,430	241,412
Convertible debentures	171,229	173,257
Other long-term liabilities	25,689	25,228
Future non-current income tax liability	78,989	79,914
Derivative liabilities (note 11)	2,501	3,920
Deferred credits	37,312	39,379

Shareholders’ equity:
Shareholders’ capital (note 5)	789,737	787,037
Deficit	(346,822)	(344,676)
Accumulated other comprehensive income / (loss)	(94,982)	(48,712)

	347,933	393,649
Subsequent event (note 12)

	$966,169	$1,013,413

See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Operations

(Unaudited)

(thousands of Canadian dollars, except per common share amounts)

	Three months ended March 31,
	2010	2009

Revenue:

Energy sales	$36,518	$37,502
Waste disposal fees	917	3,683
Water reclamation and distribution	8,246	9,672
Other revenue	203	1,308

	45,884	52,165

Expenses

Operating	26,059	29,562
Amortization of property, plant and equipment	9,067	9,829
Amortization of intangible assets	2,262	1,838
Management costs (note 6)	—	213
Administrative expenses	2,915	2,387
(Gain) / loss on foreign exchange	(39)	577

	40,264	44,406

Earnings before undernoted	5,620	7,759

Interest expense	6,247	5,513
Interest, dividend income and other income	(1,023)	(1,111)
(Gain) / loss on derivative financial instruments (note 11)	(913)	3,498

	4,311	7,900

Income / (loss) from operations before income taxes and minority interest	1,309	(141)

Income tax expense (recovery)

Current	166	201

Future	(2,373)	(5,193)

	(2,207)	(4,992)

Minority interest in earnings of subsidiaries	65	608

Net earnings	$3,451	$4,243

Basic net earnings per share (note 7)	$0.04	$0.05

Diluted net earnings per share (note 7)	$0.04	$0.05

See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(thousands of Canadian dollars)

	Three months ended March 31,
	2010	2009

Cash provided by (used in):

Operating Activities:

Net earnings	$3,451	$4,243
Items not affecting cash:
Amortization of property, plant and equipment	9,067	9,829
Amortization of intangible assets	2,262	1,838
Other amortization	810	261
Distributions received in excess of equity income	722	841
Future income taxes	(2,373)	(5,193)
Change in unrealized (gain) / loss on derivative financial instruments	(4,205)	1,919
Minority interest	65	608
Unrealized foreign exchange (gain) / loss	(367)	771

	9,432	15,117

Changes in non-cash operating working capital (note 9)	(281)	(1,414)

	9,151	13,703

Financing Activities:

Cash dividends/distributions	(1,864)	(4,664)
Cash distributions to non-controlling interest (notes 6 and 8)	(65)	(259)
Trustee loans	—	6
Deferred financing costs	—	(17)
Increase in long term liabilities	12,500	2,500
Decrease in long term liabilities	(15,406)	(10,920)
Increase in other long term liabilities	127	5

	(4,708)	(13,349)

Investing Activities:

Decrease in restricted cash	92	69
Decrease in short-term investment	40,010	—
Increase in other assets	(342)	(1)
Receipt of principal on notes receivable	100	164
Proceeds from liquidation of Highground assets	170	—
Increase in long term investments	(59)	—
Net additions to property, plant and equipment	(4,159)	(5,654)
Acquisitions of operating entities (note 3)	(42,319)	—

	(6,507)	(5,422)

Effect of exchange rate differences on cash	23	32

Decrease in cash	(2,041)	(5,036)

Cash, beginning of the period	2,796	5,902

Cash, end of the period	$755	$866

Supplemental disclosure of cash flow information:

Cash paid during the period for interest expense	$3,259	$5,910
Cash paid during the period for income taxes	$86	$118

See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statement of Deficit

(Unaudited)

(thousands of Canadian dollars)

	Three months ended March 31,
	2010	2009

Balance, beginning of period	$(344,676)	$(358,669)
Net earnings	3,451	4,243
Dividends / distributions (note 8)	(5,597)	(4,664)

Balance, end of period	$(346,822)	$(359,090)

See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.

interim Consolidated Statements of Comprehensive Income / (Loss) and

Accumulated Other Comprehensive Income / (Loss)

(Unaudited)

(thousands of Canadian dollars)

	Three months ended March 31,
	2010	2009

Net earnings	$3,451	$4,243

Other comprehensive income (loss):
Forward exchange contracts settled in the period	—	(684)
Translation of self sustaining foreign operations due to accounting change (note 2)	(37,605)	—
Translation of self sustaining foreign operations	(8,665)	4,956

Other comprehensive income (loss)	(46,270)	4,272

Total comprehensive income / (loss)	$(42,819)	$8,515

Accumulated other comprehensive income / (loss):
Balance, beginning of the period	$(48,712)	$(21,442)
Other comprehensive income / (loss)	(46,270)	4,272

Balance, end of the period	$(94,982)	$(17,170)

See accompanying notes to consolidated financial statements

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Three month period ended March 31, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

1.	Basis of presentation:

These unaudited interim consolidated financial statements of Algonquin Power & Utilities Corp (“APUC” or “the Company”) should be read in conjunction with the audited consolidated financial statements of APUC for the year ended December 31, 2009. The notes presented in these unaudited interim consolidated financial statements include only significant changes and transactions occurring since APUC’s last year end, and are not fully inclusive of all disclosures required by Canadian generally accepted accounting principles for annual financial statements.

APUC’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. Algonquin’s water and wastewater utility assets revenues fluctuate depending on demand for water. During drier, hotter periods of the year, which occurs generally in the summer, demand for water is generally higher than during cooler, wetter periods of the year.

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the 2009 annual financial statements, except as outlined below.

2.	Change in accounting estimates

As a result of the change in its corporate structure, the Company re-evaluated its exposure to currency exchange rate changes as determined by the underlying facts and circumstances of the economy in which the US divisions operate. The Company concluded that the US operations of the Renewable Energy and Thermal Energy divisions no longer should be classified as integrated foreign operations but rather as self-sustaining operations. Consequently, these divisions have been prospectively translated into Canadian dollars using the current rate method, effective January 1, 2010. The net exchange adjustment of $37,605 resulting from the current rate translation of non-monetary items principally property, plant and equipment and intangible assets as of the date of the change is included as a separate component of other comprehensive income with a corresponding reduction to the carrying amount of the non-monetary items.

3.	Acquisitions

a)	Acquisition of Hydroelectric Generation Assets (“Tinker Acquisition”)

On January 12, 2010, APUC acquired certain electrical generating facility assets including 36.8MW of hydroelectric generating capacity located in New Brunswick and Maine. The acquisition consists of three hydroelectric generating stations, most notably the 34.5MW Tinker Hydroelectric station located on the Aroostook River near the Town of Perth-Andover, New Brunswick. The acquisition also includes five thermal generating stations and certain regulated New Brunswick Independent System Operator transmission lines located in proximity to the generating facilities. In connection with the Tinker Acquisition, on February 4, 2010, APUC also acquired a related energy services business. The energy services business retails the electrical generation of the Tinker Acquisition to commercial and industrial customers in northern Maine.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Three months ending March 31, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

3.	Acquisitions (continued)

a)	Acquisition of Hydroelectric Generation Assets (“Tinker Acquisition”) (continued)

The total purchase price, including acquisition costs, was $40,670. Acquisition costs of $390 were paid in 2009 which were recorded as deferred transaction costs and included in other assets on the consolidated balance sheet at December 31, 2009.

The acquisition has been accounted for using the purchase method, with earnings from operations included since the dates of acquisition.

The consideration paid by APUC has been preliminarily allocated to net assets acquired as follows:

Working capital (net of cash received of $1)	$69
Property, plant and equipment	39,555
Intangible asset – energy sales contracts	4,421
Derivative liability – energy forward purchase contracts (note 11)	(3,374)

Total cash consideration	$40,671

The allocation of the purchase price has been based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets acquired and liabilities assumed. The Company will continue to review information and perform further analysis prior to finalizing the allocation of the purchase price. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ from the amounts noted above in the preliminary purchase price allocation.

b)	Acquisition of Water Utility System (“the Galveston Utility”)

On March 17, 2010 Liberty Water, a wholly owned subsidiary of APUC, acquired a water distribution and wastewater collection system located near Galveston, Texas for a total purchase price of $2,038. The Galveston Utility provides water distribution and wastewater collection services to approximately 260 equivalent residential connections.

The acquisition has been accounted for using the purchase method, with earnings from operations included since the date of acquisition.

The consideration paid by APUC has been allocated to net assets acquired as follows:

Property, plant and equipment	$2,023
Intangible asset	15

Total cash consideration	$2,038

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Three months ending March 31, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

3.	Acquisitions (continued)

c)	Highground Capital Corporation

In 2008, the Company entered into an agreement with Highground Capital Corporation (“Highground”), CJIG Management Inc. (“CJIG”), which is the manager of Highground and a related party of the Company controlled by the shareholders of Algonquin Power Management Inc (“APMI”). Under the agreement, CJIG acquired all of the issued and outstanding common shares of Highground and the Company issued trust units to the Highground shareholders and CJIG.

The Company initially recorded the trust units issued at their fair value of $7.69 per unit which, net of transaction costs of $767, resulted in proceeds of the trust units being initially recorded at a value of $26,203. By March 31, 2010, the Company has received consideration and issued equity as follows:

Consideration received:
Cash and assets received prior to December 31 2008	$26,203
Cash received in 2009	983
Cash received in 2010	170

$27,356

In 2009, APUC’s consideration received from the acquisition exceeded $26,970, the minimum contemplated under the agreements, and, as a result is entitled to 50% of any additional proceeds from the assets formerly owned by Highground. CJIG is entitled to the remaining 50% of any proceeds in excess of the minimum amount. During the three months ended March 31, 2010, APUC received $170 (2009 - $nil) from CJIG as APUC’s share of the 50% of additional proceeds from the further liquidation of the assets held by Highground. This has been recorded as an increased amount assigned to the equity originally issued.

The remaining investments, formerly held by Highground, currently consist of two non-liquid debt assets having an approximate principal amount of $2,350. APUC’s 50% share of any additional proceeds from liquidation of the remaining Highground assets will be recorded as additional proceeds when received from CJIG.

4.	Long-term liabilities

APUC’s senior secured revolving operating and acquisition credit facilities (the “Facilities”) mature on January 14, 2011. As of March 31, 2010, the outstanding amount due on the Facilities of $91,658 has been recorded as current under current portion of long-term liabilities on the consolidated balance sheet. This amount drawn included U.S. $10,000 drawn in U.S. funds. APUC has initiated discussion with its senior lenders with regards to entering into a new multi-year term senior debt facility.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Three months ending March 31, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

5.	Shareholders’ capital

Shareholders’ capital consists of the following:

	Three months March 31, 2010	Three months March 31, 2009

Balance of shares/units, beginning of period	$781,274	$721,953

Units issued on conversion of Algonquin (AirSource) Power LP exchangeable units	—	3,153

Conversion of convertible debentures, net of costs	2,577	—
Amounts received in connection with the Highground transaction	170	—

Balance of shares/units, end of period	784,021	725,106

Trustee Loans	—	(211)

Equity component of convertible debentures	5,716	479

Shareholders’ capital, end of period	$789,737	$725,374

During the first quarter of 2010, $2,779 principal amount of New Series 1 Debentures were converted at the option of holders at a price of $4.08 for each share into 681,124 shares of APUC. The carrying amount of these debentures net of unamortized issuance costs and the bifurcated equity component totaling $2,577 has been recorded as share capital. On March 31, 2010, there were 64,164 New Series 1 Debentures outstanding with a face value of $64,164.

Subsequent to March 31, 2010, $692 principal amount of New Series 1 Debentures were converted at the option of holders at a price of $4.08 for each share into 169,480 shares of APUC.

Number of common shares/units

	Three months March 31, 2010	Three months March 31, 2009

Common shares/units, beginning of period	93,064,120	77,574,372

Units issued on conversion of Algonquin (AirSource)
Power LP exchangeable units	—	331,737

Conversion of convertible debentures	681,124	—

Common shares/units, end of period	93,745,244	77,906,109

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Three months ending March 31, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

6.	Related party transactions

Up to December 21, 2009, Algonquin Power Management Inc. (“APMI”) provided management services to the Fund including advice and consultation concerning business planning, support, guidance and policy making and general management services. On December 21, 2009, the Board of Directors of APCo (the “Board”) reached an agreement with APMI to internalize all management functions of the Fund which were provided by APMI. Therefore, for the three months ended March 31, 2010, APMI was not paid a management fee. For the three months ended March 31, 2009 APMI was paid on a cost recovery basis for all costs incurred and charged $213.

APUC has leased its head office facilities since 2001 from an entity owned by the shareholders of APMI on a net basis. Base lease costs for the three month period ending March 31, 2010 were $82 (2009 - $82).

APUC utilizes chartered aircraft, including the use of an aircraft owned by an affiliate of APMI. During the three month period ended March 31, 2010, APUC incurred costs in connection with the use of the aircraft of $148 (2009 - $80) and amortization expense related to the advance against expense reimbursements of $57 (2009 - $56).

Affiliates of APMI hold 60% of the outstanding Class B limited partnership units issued by the St. Leon Wind Energy LP (“St. Leon LP”), an indirect subsidiary of APUC and the legal owner of the St. Leon facility. The holders of the Class B Units are entitled to 2.5% of the income allocations and cash distributions from St. Leon LP for a 5 year period commencing June 17, 2008 growing to a maximum of 10% by year 15. In any particular period, cash distributions to the holders of the Class B Units are only to be made after distributions have been made to the other partners, in an aggregate amount, equal to the debt service on the outstanding debt in respect of such period. The related party holders of the Class B units are entitled to cash distributions of $39 for the three month period ended March 31, 2010 (2009 - $89).

APMI is entitled to 50% of the cash flow above 15% return on investment for the BCI project pursuant to its project management contract. During the three months ended March 31, 2010 and 2009, no amounts were paid under this agreement. In 2008, APMI earned a construction supervision fee of $100 in relation to the development of this project. As of March 31, 2010 this amount is accrued and included in accounts payable on the consolidated balance sheet.

A member of the Board is an executive at Emera Inc (“Emera”). A contract with a subsidiary of Emera to purchase energy on ISO NE and provide scheduling services on Independent System Operator New England (“ISO NE”) was included as part of the acquisition of the Energy Services Business. The contract expired in the three months ended March 31, 2010 and was not renewed. As a result of this contract, during the three months ended March 31, 2010 a subsidiary of Emera provided services to and purchased energy on ISO NE on behalf of the Energy Services Business. In this capacity, APUC paid a subsidiary of Emera the amount $1,258 (2009 - $nil) which was included as an operating expense on the interim consolidated statement of operations. APUC believes that the prices paid were in accordance with normal commercial terms.

During the three months ended March 31, 2010, APUC entered into a one year contract with a subsidiary of Emera to provide lead market participant services for fuel capacity and forward reserve markets in ISO NE for the Windsor Locks facility. No expenses were incurred in the quarter in relation to this contract. Subsequent to March 31, 2010, APUC issued a letter of credit to a subsidiary of Emera in an amount of U.S. $500 in conjunction with this contract.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Three months ending March 31, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

6.	Related party transactions (continued)

The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

7.	Basic and diluted net earnings per share/unit

Basic and diluted earnings per share unit have been calculated on the basis of the weighted average number of shares outstanding during the period. The weighted average number of shares/units outstanding during the period are as follows:

	Three months March 31, 2010	Three months March 31, 2009

Weighted average common shares/units – basic	93,173,690	77,697,846

Units issuable on conversion of exchangeable units	—	1,916,065

Weighted average shares/units – diluted	93,173,690	79,613,911

Units issuable on conversion of exchangeable units are calculated at the end of the period based on the weighted average exchangeable units outstanding during the period and applying the rate of exchange.

Shares/units potentially issuable on the conversion of the convertible debentures are anti-dilutive and are not included in the calculation of diluted weighted average shares/units for the three months ended March 31, 2010 and 2009.

8.	Cash dividends

All cash distributions and dividends of APUC are made on a discretionary basis as determined by the Board of Directors of APUC. Effective January 1, 2010, APUC changed to a quarterly dividend schedule rather than the monthly dividend schedule of 2009, subject to Board declarations each quarter. Dividends are declared to shareholders of record on the last day of each quarter and are paid 15 days after declaration.

For the three month period ended March 31, 2010, APUC declared cash dividends to shareholders totaling $5,597 (2009 - $4,664) or $0.06 per share (2009 - $0.06).

At December 31, 2009 all the outstanding Algonquin (AirSource) Power LP exchangeable units were exchanged for APUC shares and no longer exist. Total distributions to the Unitholders of the Algonquin (Airsource) Power LP exchangeable units for the three months ended March 31, 2010 were $nil. Total distributions to the Unitholders of the Algonquin (Airsource) Power LP exchangeable units for the three months ended March 31, 2009 were $110 and were recorded as a reduction in non controlling interest on the unaudited consolidated balance sheet.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Three months ending March 31, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

9.	Non cash working capital

The change in non cash working capital is compromised of the following:

	2010	2009
Accounts receivable	$(5,326)	$(1,933)
Income tax receivable	792	(23)
Prepaid expenses	721	409
Accounts payable and accrued liabilities	3,459	46
Current income tax liability	73	87

	$(281)	$(1,414)

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Three months ending March 31, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

10.	Segmented Information

APUC has two broad operating segments: Algonquin Power which owns and operates 45 renewable energy facilities and 14 high efficiency thermal energy facilities representing more than 450 MW of installed electrical generation capacity and Liberty Water which owns and operates 19 utilities in the United States of America providing water or wastewater services in the states of Arizona, Texas, Missouri and Illinois.

Within Algonquin Power there are three divisions: Renewable Energy, Thermal Energy and Development. The Renewable Energy division operates the Company’s hydro-electric and wind power facilities. Thermal Energy division operates co-generation, energy from waste, steam production and other thermal facilities. The Development division develops the Company’s greenfield power generation projects as well as any expansion of the Company’s existing portfolio of renewable energy and thermal energy facilities.

Liberty Water provides transportation and delivery of water and wastewater in its service areas.

The operations and assets for these segments are as follows:

Geographic Segments

Algonquin and its subsidiaries operate in the independent power and utility industries in both Canada and the United States. Information on operations by geographic area is as follows:

	Three months ending March 31, 2010	Three months ending March 31, 2009
Revenue
Canada	$17,543	$21,852
United States	28,341	30,313

	$45,884	$52,165
Capital assets
Canada	$472,687	$457,772
United States	272,168	350,009

	$744,855	$807,781
Intangible assets
Canada	$47,257	$51,375
United States	35,132	45,074

	$82,389	$96,449
Other assets
Canada	$860	$795
United States	3,174	1,046

	$4,034	$1,841

Revenues are attributable to the two countries based on the location of the underlying generating and utility facilities.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Three months ending March 31, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

10.	Segmented Information (continued)

Reporting segments

APUC’s reportable segments are Algonquin Power - Renewable Energy, Algonquin Power - Thermal Energy and Liberty Water. The development activities are reported under Renewable Energy or Thermal Energy as appropriate. For purposes of evaluating divisional performance, the Company allocates the realized portion of the gain on financial instruments to specific divisions. This allocation is determined when the initial foreign exchange forward contract is entered into. The unrealized portion of any gains or losses on derivatives instruments is not considered in management’s evaluation of divisional performance and is therefore allocated and reported in the corporate segment. Interest expense is allocated to the divisions based on the project level debt related to the facilities in each division. Interest expense on the revolving credit facility is allocated between the reporting segments based on a percentage of the reporting segments share of the total property, plant and equipment and intangible assets. The interest rate swaps relate to specific debt facilities and gains and losses are allocated in the same manner as interest expense. Amounts relating to the convertible debentures are reported in the corporate segment.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Three months ending March 31, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

10.	Segmented Information (continued)

The operations and assets for these segments are as follows:

Three months ending March 31, 2010

				Liberty
	Algonquin Power			Water	Corporate	Total
	Renewable Energy	Thermal Energy	Total
Revenue
Energy sales	$22,219	$14,299	$36,518	$—	$—	$36,518
Waste disposal fees	—	917	917	—	—	917
Water reclamation and distribution	—	—	—	8,246	—	8,246
Other revenue	—	203	203	—	—	203

Total revenue	22,219	15,419	37,638	8,246	—	45,884

Operating expenses	8,125	12,506	20,631	5,428	—	26,059

	14,094	2,913	17,007	2,818	—	19,825
Other administration costs	(1,145)	(544)	(1,689)	(365)	(861)	(2,915)
Foreign exchange loss	—	—	—	—	39	39
Interest expense	(1,832)	(218)	(2,050)	(429)	(3,768)	(6,247)
Interest, dividend and other income	138	139	277	11	735	1,023
Gain / (loss) on derivative financial instruments	(230)	—	(230)	—	1,143	913
Amortization of property, plant and equipment	(4,382)	(2,903)	(7,285)	(1,782)	—	(9,067)
Amortization of intangible assets	(1,401)	(696)	(2,097)	(165)	—	(2,262)

Net earnings / (loss) before income taxes, minority interest and comprehensive income	5,242	(1,309)	3,933	88	(2,712)	(1,309)

Property, plant and equipment	$400,197	$178,382	$578,579	$165,931	$345	$744,855

Intangible assets	33,541	25,340	58,881	23,508	—	82,389

Total assets	462,144	220,288	682,432	198,450	85,287	966,169

Capital expenditures	264	3,835	4,099	45	15	4,159

Acquisition of operating entities	40,281	—	40,281	2,038	—	42,319

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Three months ending March 31, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

10.	Segmented Information (continued)

Three months ending March 31, 2009

				Liberty
	Algonquin Power			Water	Corporate	Total
	Renewable	Thermal
	Energy	Energy	Total
Revenue
Energy sales	$18,964	$18,538	$37,502	$—	$—	$37,502
Waste disposal fees	—	3,683	3,683	—	—	3,683
Water reclamation and distribution	—	—	—	9,672	—	9,672
Other revenue	—	1,308	1,308	—	—	1,308

Total revenue	18,964	23,529	42,493	9,672	—	52,165

Operating expenses	5,312	18,144	23,456	6,106	—	29,562

	13,652	5,385	19,037	3,566	—	22,603
Other administration costs	(1,413)	(711)	(2,124)	(476)	—	(2,600)
Foreign exchange loss	—	—	—	—	(577)	(577)
Interest expense	(2,012)	(341)	(2,353)	(639)	(2,521)	(5,513)
Interest, dividend and other income	244	132	376	—	735	1,111
Gain / (loss) on derivative financial instruments	(210)	(379)	(589)	(131)	(2,778)	(3,498)
Amortization of property, plant and equipment	(4,195)	(3,304)	(7,499)	(2,330)	—	(9,829)
Amortization of intangible assets	(658)	(972)	(1,630)	(208)	—	(1,838)

Net earnings / (loss) before income taxes, minority interest and comprehensive income	5,407	(189)	5,218	(218)	(5,141)	(141)

Property, plant and equipment	$407,486	$189,614	$597,100	$210,681	$—	$807,781

Intangible assets	32,597	33,381	65,978	30,471	—	96,449

Total assets	459,099	248,303	707,402	248,494	18,770	974,666

Capital expenditures	298	1,054	1,352	4,302	—	5,654

Acquisition of operating entities	—	—	—	—	—	—

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Three months ending March 31, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

11.	Derivative instruments

As of March 31, 2010, the fair value of derivatives liabilities is as follows:

	March 31, 2010	December 31, 2009
Derivative liabilities:

Interest Rate SWAP – St Leon	$4,508	$4,966
Interest Rate SWAP – revolving credit facility	2,430	3,260
Foreign exchange forward contracts	386	1,469
Energy forward purchase contracts	1,475	—

	$8,799	$9,695
Less: current portion	(6,298)	(5,775)

Total long term derivative liabilities	$2,501	$3,920

Gain and loss on derivative financial instruments consist of the following:

	Three months March 31, 2010	Three months March 31, 2009
Change in unrealized loss/(gain) loss on derivative financial instruments:
Foreign exchange contracts	$(1,083)	$2,317
Interest swaps	(1,288)	(398)
Energy forward purchase contracts	(1,834)	—

Total unrealized loss/(gain) on derivative financial instruments	$(4,205)	$1,919

Realized loss/(gain) on derivative financial instruments:
Foreign exchange contracts	$(132)	$510
Interest rate swaps	1,596	1,069
Energy forward purchase contracts	1,828	—

Total realized loss/(gain) on derivative financial instruments	$3,292	$1,579

(Gain) / loss on derivative financial instruments	$(913)	$3,498

a)	Foreign Currency Risk

The Company uses a combination of foreign exchange forward contracts and spot purchases to manage its foreign exchange exposure on cash flows generated from operations. Algonquin only enters into foreign exchange forward contracts with major Canadian financial institutions, thus reducing credit risk on these forward contracts. As at March 31, 2010, Algonquin had U.S. $39,760 in outstanding foreign exchange forward contracts carrying an average rate of $1.018. At March 31, 2010, the fair value of the foreign exchange forward contracts was a $386 liability.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Three months ending March 31, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

11.	Derivative instruments (continued)

b)	Interest Rate Risk

The Company is exposed to interest rate fluctuations related to certain of its debt obligations, including certain project specific debt and its revolving credit facility.

Algonquin’s project debt at the St. Leon facility has a balance of $70,045 as at March 31, 2010. The Company has entered into a fixed for floating interest rate swap related to this debt covering the period to September 2015. At March 31, 2010, the fair value of the interest rate swap was a $4,508 liability.

Algonquin’s senior revolving credit facility has a balance of $91,658 as at March 31, 2010. The Company has entered into a fixed for floating interest rate swap related to $100,000 of this debt covering the period to December 2010. At March 31, 2010, the fair value of this interest rate swap was a $2,430 liability.

c)	Energy Price Risk

APUC provides the short-term energy requirements to various customers at fixed rates. The energy requirements of these customers are estimated at approximately 150,000 MW-hrs on an annualized basis. While the Tinker Assets are expected to provide the majority of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy. In the event that APUC was required to purchase all of its energy requirements at ISO NE spot rates, each $10.00 change per MW-hr in the market prices in ISO NE would result in a change in expense of $1,500 on an annualized basis.

This risk is mitigated though the use of short term forward energy hedge contracts. APUC has committed to acquire approximately 5,000 MW-hrs of net energy over the next 11 months at an average rate of approximately $75 per MW-hr. The mark to market value of these forward energy hedge contracts at March 31, 2010 was a net liability of U.S. $1,475.

12.	Subsequent event

On April 21, 2010, the Company announced that it has entered into agreements to provide development, construction, operation and supervision services related to the construction, commissioning and operation of a 26.4 megawatt wind energy facility (“Red Lily I”) in south-eastern Saskatchewan. The equity in Red Lily I (‘the Partnership”) is owned by an independent investor. The facility will be financed by $17,500 of senior and subordinated debt from the Company, senior debt facility from third party lenders of $31,000 and an equity contribution from the independent investor of $19,000. On April 21, 2010, The Company invested $6,600 of subordinated debt, bearing an interest rate of 12.5%, in the Partnership. The Company has been granted an option to subscribe for a 75% equity interest in the project in exchange for its subordinated debt commitment of up to $19,500, exercisable five years following commissioning of the project.

13.	Comparative figures

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.